UNITED STATES
\ND EXCHANGE COMMISSION
.shington, D.C. 20549

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16001906

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 03 2016 REGISTRATIONS BRANCH 16

.NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66055

FACING PAGE
.ormation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALVAREZ & MARSAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue, 8th Fl.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith A. Winters 212-328-8594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Winters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alvarez & Marsal Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. CARRINGTON
Notary Public, State of New York
No. 01CA6012077
Qualified in Nassau County
Commission Expires Aug 17, 20 18

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & MARSAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

ALVAREZ & MARSAL SECURITIES, LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Management
of Alvarez & Marsal Securities, LLC

We have audited the accompanying statement of financial condition of Alvarez & Marsal Securities, LLC (the "Company"), (a Delaware Corporation) as of December 31, 2015. This financial statement is the responsibility of Alvarez & Marsal Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alvarez & Marsal Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 29, 2016

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 : Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 : Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 : Fax (845) 634-5409

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	901,311
Accounts receivable		374,129
Due from parent		4,842,546
TOTAL ASSETS	$	6,117,986

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	218,748
TOTAL LIABILITIES		218,748
MEMBER'S EQUITY		5,899,238
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,117,986

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

Alvarez & Marsal Securities, LLC (the "Company") is a Delaware limited liability company, formed on September 24, 2002. The Company's sole member is Alvarez & Marsal North America, LLC (the "Parent"). On January 7, 2004, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and commenced operations. The Company provides investment-banking services to its customers throughout the United States of America from offices in New York City, NY Phoenix, AZ and Greenwich, CT.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. G.A.A.P.")

Revenue Recognition

The Company performs services in connection with mergers and acquisitions, private financings and capital raising activities. The Company recognizes revenue from these services in the period the services are provided to its customers. Success fees are recorded upon the close of the underlying transactions. Fees received in advance but not yet earned are deferred.

Accounts Receivable

The Company estimates an allowance for doubtful accounts based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the carrying amounts may not be recoverable. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and New York City income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Parent's members. The Company records its allocable share of New York City Unincorporated Business Tax, which is included in occupancy, office and other expenses.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance regarding uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements, as the Company has determined it had no uncertain tax positions at the date of adoption and through December 31, 2015.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012. The years 2012 to 2014 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. G.A.A.P. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company shares office space, equipment and administrative expenses with its Parent pursuant to a service agreement. For the year ended December 31, 2015, the Company was charged $364,189 related to this agreement. Such amount is included in occupancy, office and other expenses.

The Company is charged and receives allocations or reimbursements of expenses from its Parent and affiliates under common ownership based on introductions of fee revenues between the Parent and its affiliates. For the year ended December 31, 2015, the Company received $1,741,487 of such net charges, which are included as part of fee revenue.

Note 3 - Related Party Transactions (cont'd.)

Advances to and from the Parent are noninterest-bearing, unsecured and are each shown as separate net amounts in operating activities on the statement of cash flows.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year ended December 31, 2015, the Company provided services to three major customers comprising 29%, 26%, and 18% respectively, of total revenues.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2015, the Company had net capital of $682,563, which exceeded its requirements by $667,979. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 0.3205:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - 401(k) and Retirement Plan

The Company maintains a retirement plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the Board of Directors of the Parent, and the Company reserves the right to change or eliminate retirement contributions at any time. For the year ended December 31, 2015, the Company contributed approximately $181,000 to this plan. The Company also has a qualified 401(k) deferred compensation plan, which provides that eligible employees may defer payment of taxes on a portion of their salary by making contributions to the plan through payroll deductions.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2015 through the date of this financial statement, which is the date that the financial statement was issued. During this period, there were no material subsequent events requiring disclosure.